

July 16, 2010

Albert E. Benchimol
Executive Vice President & Chief Financial Officer
PartnerRe Ltd.
90 Pitts Bay Road
Pembroke, Bermuda HM08

> **Re: PartnerRe Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **File No. 001-14536**

Dear Mr. Benchimol:

We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2009

Notes to Consolidated Financial Statements
19. Commitments and Contingencies
(a) Concentration of Credit Risk, page 175

1. You disclose that you are not exposed to any significant credit concentration risk on your investments, except for debt securities issued or guaranteed by the U.S. and other AAA-rated sovereign governments. Please revise your note disclosure to state the name of each person, other than the U.S. government, in which the total amount invested in the person and its affiliates exceeds 10% of your total stockholders' equity and the aggregate amount invested as recorded in your Consolidated Balance Sheets. Refer to note (6) of Rule 7-03(a)(1) of Regulation S-X.

Albert E. Benchimol
PartnerRe Ltd.
July 16, 2010
Page 2

Form 10-Q for the Quarterly Period Ended March 31, 2010

Notes to Unaudited Condensed Consolidated Financial Statements
2. Significant Accounting Policies, page 6

2. You disclose that you adopted the FASB guidance which requires the Company to perform ongoing reassessments of its variable interest entities and requires enhanced disclosures of the Company's involvement in variable interest entities, and that the adoption of this policy did not have an impact on the Company's consolidated shareholders' equity or net income. Please provide your analysis of PartnerRe Finance A, PartnerRe Finance B, and PartnerRe Finance II under ASC 810-10 supporting your conclusion. Specifically, tell us whether or not these entities are variable interest entities and the basis for your conclusion, and if so, the basis for concluding that consolidation is not required. Please reference for us the specific paragraphs in ASC 810-10 upon which you relied.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filings;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant